 Exhibit 3

2116-130 Adelaide St. W.

Toronto, ON M5H 3P5

T. 416.360.7590

F. 416.360.7709

www.napalladium.com

For Immediate Release	News Release

TSX: PDL, PDL.WT

AMEX:  PAL, PAL.WS

North American Palladium Announces Fourth Quarter and Year-End 2007
Financial Results

This news release contains forward-looking statements. Reference should be made to the cautionary statement on forward-looking information at the end of this news release.

Highlights of 2007

•                       Revenue for the year increased by $36.7 million to $195.9 million, up 23% versus 2006.

•                       Operating cash flow for the year (before changes in non-cash working capital)1 improved by $36.9 million to $46.8 million compared to operating cash flow of $9.9 million in 2006.

•                       The net loss for the year ended December 31, 2007 was $28.7 million or $0.51 per share compared to a net loss of $34.1 million or $0.65 per share in 2006.  The net loss for the year includes a net negative impact of $19.0 million (2006 – net negative impact $3.7 million) due to foreign exchange gains and losses.

•                       Palladium production increased by 21% to 286,334 ounces for the year ending December 31, 2007 versus production of 237,338 ounces the previous year.

•                       Palladium represented 47% of the year’s total revenues while platinum and nickel contributed 16% and 22% respectively.

•                       Total by-product revenues for the year increased by 25% to $104.1 million versus $83.6 million in 2006.

•                       Cash cost per ounce of palladium produced,1 net of by-product metal revenues and royalties, was US$164 in 2007 compared to US$201 last year.

•                       North American Palladium completed an equity offering that resulted in total gross proceeds to the Company of approximately US$86 million, which will be used to advance its three platinum group metals (PGM) and nickel-copper projects.

TORONTO, March 19 – North American Palladium Ltd. announced today financial results for the fourth quarter and year ended December 31, 2007.

Revenue, after pricing adjustments, in the fourth quarter of 2007 was $46.5 million, lower than the fourth quarter of 2006 by $4.3 million due mainly to the negative foreign exchange impact from the continued strengthening of the Canadian dollar versus the US dollar.  For the year ended December 31, 2007, revenue after pricing adjustments was $195.9 million, an increase

1 Non-GAAP measure. Reference should be made to footnote 1 at the end of this Press Release.

of $36.7 million or 23%, compared to revenue of $159.2 million last year.

Palladium production for the quarter ended December 31, 2007 of 71,595 ounces was down slightly (2%) compared to 73,242 ounces the previous year and reflects increased scheduled maintenance downtime in the fourth quarter of 2007.  Palladium production for the year ended December 31, 2007 increased to 286,334 ounces, up 21% compared to the previous year.

Palladium sales in the fourth quarter of 2007 were recorded at an average price of US$364 per ounce versus an average price of US$322 in the same period in 2006. For the year ended December 31, 2007 palladium sales were recorded at an average price of US$356 per ounce, up 12%, compared to US$319 in 2006.

For the quarter ended December 31, 2007, cash cost per ounce1 of palladium, net of by-product metal revenues, was US$223 per ounce versus US$108 in the same period last year and reflects primarily the negative impact of the strengthening Canadian dollar on by-product metal revenue.  For the year ended December 31, 2007 the cash cost per ounce1 of palladium produced declined to US$164 per ounce compared with US$201 per ounce in 2006, reflecting the increase in production together with continued strength in by-product metal prices, partially offset by the strengthening Canadian dollar.

The Company recognized a loss from mining operations of $8.2 million in the fourth quarter of 2007 compared to income of $0.5 million in the same period last year.  The loss is due to lower revenue of $4.3 million, which includes a negative foreign exchange impact of $7.2 million, and increased operating costs due primarily to increased production costs ($1.0 million), smelting, refining and freight costs ($1.5 million) and amortization charges ($0.9 million).  The loss from mining operations for the year ended December 31, 2007 was $19.4 million, an increase of $1.3 million (7%), compared to the loss of $18.1 million last year.

The net loss for the quarter ended December 31, 2007 was $11.1 million or $0.19 per share compared to a loss of $7.4 million or $0.14 per share in the same period last year.  For the year ended December 31, 2007, the Company decreased its net loss to $28.7 million ($0.51 per share) from the 2006 loss of $34.1 million ($0.65 per share) despite a negative foreign exchange impact of $19.0 million (2006 negative impact of $3.7 million) due to strengthening of the Canadian dollar versus the US dollar.

Operating cash flow for the year (before changes in non-cash working capital)1 improved by $36.9 million to $46.8 million compared to operating cash flow of $9.9 million in 2006.

Mr. Jim Excell, President and Chief Executive Officer said, “The consistent and improved production results are gratifying and supports our drive toward strengthening the Company’s financial position.  Having raised US$86 million in a recent financing, we are well-positioned to aggressively advance the Shebandowan West and the Offset High Grade Zone projects in Ontario, as well as the Arctic Platinum Project in Finland, towards production decisions.”  Mr. Excell added, “Since December 31, 2007 we have seen a significant increase in PGM prices, highlighting increased demand and growing supply concerns in South Africa.  If the prevailing metal prices are sustained, it can have a very positive impact on the Company’s 2008 financial performance.”

1 Non-GAAP measure. Reference should be made to footnote 1 at the end of this Press Release.

Outlook

Palladium production is expected to increase by approximately 5% for the year ended December 31, 2008 with an estimated total production of approximately 300,000 ounces.  The proportion of by-product metals produced is, in aggregate, expected to increase in tandem with palladium production.

A key strategy moving forward will be to continue the pursuit of opportunities to acquire good quality PGM-Ni-Cu projects.  The Company’s ambitious exploration program will continue in 2008, with an important component being the completion of a feasibility study for the Arctic Platinum Project in Finland.  In addition, a preliminary economic assessment of the Offset High Grade Zone at Lac des Iles is nearing completion and the Company anticipates releasing the results during the second quarter of 2008.  A preliminary economic assessment of the Shebandowan West Project is also anticipated in the second quarter of 2008 which evaluates a  ramp-accessed underground mine scenario.  Discussions are currently underway with Vale-Inco about the next steps for the Shebandowan joint venture.

Further information about the 2007 year-end results are available in the Company’s financial statements and MD&A, which will be filed on its website, with Canadian provincial securities authorities (www.sedar.com) and with the U.S. Securities and Exchange Commission (www.sec.gov).

Conference Call and Webcast

The Company will host its fourth quarter and year-end 2007 Conference Call and Webcast at 3:00 pm ET on Thursday March 20, 2008.  The toll-free conference call dial-in number is 1-866-226-1799 and the local and overseas dial-in number is 416-641-6125.  The conference call will be simultaneously webcast and archived at www.napalladium.com in the Investor Centre under Conference Calls. The webcast will also be available at www.vcall.com/IC/CEPage.asp?ID=126220.  A replay of the conference call will be available until April 3, 2008: toll-free at 1-800-408-3053; locally and overseas at 416-695-5800, access code #3253315.

1 Non-GAAP Measures

This management discussion and analysis refers to cash cost per ounce and operating cash flow which are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors and others who follow the Company’s performance assess performance in this way. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following tables reconcile these non-GAAP measures to the most directly comparable Canadian GAAP measure:

(a) Reconciliation of Cash Cost per Ounce to Financial Statements

(thousands of dollars except per ounce amounts)

	Three months ended December 31		Twelve months ended December 31
	2007	2006	2007	2006
Production costs including overhead	$30,530	$29,553	$125,065	$112,458
Smelter treatment, refining and freight costs	5,939	4,488	22,444	15,438
	36,469	34,041	147,509	127,896
Less by-product metal revenue	22,701	26,572	104,126	83,556
	13,768	7,469	43,383	44,340
Divided by ounces of palladium	62,446	59,333	251,531	193,067
Cash cost per ounce (C$)	220	126	172	230
C$ exchange rate	0.988	1.165	1.050	1.141
Cash cost per ounce (US$)	$223	$108	$164	$201

(b) Reconciliation of Cash Flow from Operations, Prior to Changes in Non-Cash Working Capital
(Operating Cash Flow) to Financial Statements*

	Three months ended December 31		Twelve months ended December 31
	2007	2006	2007	2006
Operating cash flow	$6,858	$8,421	$46,828	$9,912
Changes in non-cash working capital	3,663	(13,995)	(21,352)	(43,701)
Cash provided by operating activities	$10,521	$(5,574)	$25,476	$(33,789)

    * Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

About North American Palladium

North American Palladium is one of North America’s largest producers of palladium.  The Company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from platinum, nickel, gold and copper by-product metals.  The Company is actively progressing its three advanced exploration projects: the Offset High Grade Zone at its Lac des Iles mine, the Shebandowan West Project, located approximately 100 kilometers from the mine, and the Arctic Platinum Project in Finland.  Please visit www.napalladium.com for more information.

For further information please contact:

Fraser Sinclair

Vice President, Finance and Chief Financial Officer

(416) 360-7971 Ext. 222

Email: fsinclair@napalladium.com

Linda Armstrong

Director, Investor Relations

(416) 360-7971 Ext. 226

Email: larmstrong@napalladium.com

Forward-Looking Statements

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company’s underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

North American Palladium Ltd.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	December 31
	2007	2006
Assets
Current Assets
Cash	$74,606	$3,153
Concentrate awaiting settlement, net	79,087	82,050
Taxes recoverable	62	145
Inventories	17,873	14,164
Current portion of crushed and broken ore stockpiles	8,072	7,134
Other assets	2,563	2,602
	182,263	109,248

Mining interests, net	114,464	146,617
Mine restoration deposit	8,272	8,041
Crushed and broken ore stockpiles	375	289
Deferred financing costs	—	962
	$305,374	$265,157
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$20,757	$21,526
Future mining tax liability	168	149
Current portion of obligations under capital leases	1,672	2,104
Current portion of convertible notes payable	25,710	22,148
Current portion of long-term debt	5,918	6,662
Kaiser-Francis credit facility	—	5,827
	54,225	58,416

Mine restoration obligation	8,878	8,211
Obligations under capital leases	1,824	4,111
Convertible notes payable	—	23,062
Long-term debt	3,957	10,992
Future mining tax liability	539	381
	69,423	105,173
Shareholders’ Equity
Common share capital and common share purchase warrants	443,986	339,743
Stock options	1,673	1,269
Equity component of convertible notes payable, net of issue costs	6,044	12,336
Contributed surplus	6,292	—
Deficit	(222,044)	(193,364)
Total shareholders’ equity	235,951	159,984

	$305,374	$265,157

These financial statements should be read in conjunction with the notes and management’s discussion and analysis, available on online at www.sedar.com, www.sec.gov and on the Company’s website.

North American Palladium Ltd.

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in thousands of Canadian dollars, except share and per share amounts)

	Three months		Year
	ended		ended
	December 31		December 31
	2007	2006	2007	2006

Revenue - before pricing adjustments	$44,938	$46,061	$201,367	$145,819
Pricing adjustments – commodities	1,799	1,229	8,756	11,674
Pricing adjustments – foreign exchange	(231)	3,468	(14,191)	1,707
Revenue - after pricing adjustments	46,506	50,758	195,932	159,200
Operating expenses
Production costs, excluding amortization and asset retirement costs	30,530	29,553	125,065	112,458
Smelter treatment, refining and freight costs	5,939	4,488	22,444	15,438
Amortization	10,876	9,964	46,908	30,103
Administrative	2,061	1,509	7,773	6,734
Exploration	5,179	4,572	12,138	11,831
Loss on disposal of equipment	—	—	—	194
Asset retirement costs	160	165	1,010	554
Total operating expenses	54,745	50,251	215,338	177,312
Loss from mining operations	(8,239)	507	(19,406)	(18,112)
Other income (expenses)
Interest and other financing costs	(3,162)	(5,601)	(18,633)	(15,647)
Foreign exchange gain (loss)	271	(2,359)	8,422	(1,759)
Total other income (expenses)	(2,891)	(7,960)	(10,211)	(17,406)

Loss before income taxes	(11,130)	(7,453)	(29,617)	(35,518)
Income tax recovery	(42)	(57)	(937)	(1,409)
Net loss and comprehensive loss for the period	(11,088)	(7,396)	(28,680)	(34,109)
Deficit, beginning of period	(210,956)	(185,968)	(193,364)	(159,255)
Deficit, end of period	$(222,044)	$(193,364)	$(222,044)	$(193,364)

Loss per share
Basic	$(0.19)	$(0.14)	$(0.51)	$(0.65)
Diluted	$(0.19)	$(0.14)	$(0.51)	$(0.65)
Weighted average number of shares outstanding
Basic	60,250,864	52,902,051	55,792,203	52,562,939
Diluted	60,250,864	52,902,051	55,792,203	52,562,939

These financial statements should be read in conjunction with the notes and management’s discussion and analysis, available on online at www.sedar.com, www.sec.gov and on the Company’s website.

North American Palladium Ltd.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

	Three Months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006
Cash provided by (used in)
Operations
Loss for the period	$(11,088)	$(7,396)	$(28,680)	$(34,109)
Operating items not involving cash
Accretion expense relating to convertible notes payable	2,291	3,938	12,947	10,090
Amortization	10,876	9,964	46,908	30,103
Amortization of deferred financing costs	135	208	751	1,090
Interest on convertible notes settled in shares	636	1,032	2,644	1,974
Accrued interest on mine restoration deposit	(121)	(110)	(231)	(194)
Unrealized foreign exchange loss (gain)	3,691	(263)	10,779	(822)
Asset retirement costs	160	165	1,010	554
Future income tax recovery	(42)	530	(937)	(739)
Stock based compensation and employee benefits	320	353	1,637	1,771
Loss on disposal of equipment	—	—	—	194
	6,858	8,421	46,828	9,912
Changes in non-cash working capital	3,663	(13,995)	(21,352)	(43,701)
	10,521	(5,574)	25,476	(33,789)
Financing Activities
Advances (settlements) under purchase facility	(3,990)	—	—	—
Issuance of common shares	69,615	2	75,318	3,955
Repayment of long-term debt	(1,478)	(1,660)	(12,016)	(6,566)
Repayment of obligations under capital leases	(417)	(548)	(1,979)	(2,278)
Mine restoration deposit	—	—	—	(600)
Issuance of convertible notes	—	—	—	41,037
Increase in long term debt and credit facility	—	5,800	—	8,111
Deferred financing costs	—	—	—	(2,364)
	63,730	3,594	61,323	41,295
Investing Activities
Additions to mining interests	(3,799)	(4,228)	(15,346)	(19,384)
	(3,799)	(4,228)	(15,346)	(19,384)
Increase (decrease) in cash and cash equivalents	70,452	(6,208)	71,453	(11,878)
Cash and cash equivalents, beginning of period	4,154	9,361	3,153	15,031
Cash and cash equivalents, end of period	$74,606	$3,153	$74,606	$3,153

Cash and cash equivalents consisting of:
Cash	$4,444	$3,153	$4,444	$3,153
Short-term investments	70,162	—	70,162	—
	$74,606	$3,153	$74,606	$3,153

These financial statements should be read in conjunction with the notes and management’s discussion and analysis, available on online at www.sedar.com, www.sec.gov and on the Company’s website.

North American Palladium Ltd.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholder’s equity
Balance, December 31, 2006	52,947,693	$331,705	$1,269	$8,038	$12,336	$—	$(193,364)	$159,984
Common shares issued:
For principal repayments on convertible notes payable	3,120,997	26,180	—	—	(6,292)	6,292	—	26,180
For interest payments on convertible notes payable	341,528	2,644	—	—	—	—	—	2,644
Private placement of flow- through shares (net)	550,000	5,686	—	—	—	—	—	5,686
Tax effect of flow-through shares	—	(1,114)	—	—	—	—	—	(1,114)
Pursuant to unit offering, net of issue costs	18,666,667	64,461	—	—	—	—	—	64,461
Warrants Issued:
Pursuant to unit offering, net of issue costs	—	—	—	5,155	—	—	—	5,155
Stock options exercised	5,000	17	—	—	—	—	—	17
Fair value of stock options exercised	—	10	(10)	—	—	—	—	—
Stock-based compensation expense	138,685	1,204	414	—	—	—	—	1,618
Net loss for the year ended December 31, 2007	—	—	—	—	—	—	(28,680)	(28,680)
Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951

These financial statements should be read in conjunction with the notes and management’s discussion and analysis, available on online at www.sedar.com, www.sec.gov and on the Company’s website.